UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change in the Board of Directors

On June 23, 2017, Atlantica Yield Shareholders’ Meeting approved the election of Robert Dove, Andrea Brentan and Francisco Jose Martinez as new independent directors. The three new directors have replaced three independent directors, who have resigned after their three-year mandate.

Mr. Robert Dove serves as a Senior Advisor of the Carlyle Group. Previously, he was a partner, managing director and a co-head of Carlyle Infrastructure Fund.  He also held various executive positions at Bechtel Group Inc. and UBS Securities.

Mr. Andrea Brentan has extensive experience in the power sector. He currently serves as a senior advisor to Bain Capital.  Prior to that, he was the CEO of Endesa, an international utility from 2009 to 2014. Mr. Brentan has also held different executive positions at Enel, Alstom Power and ABB.

Mr. Francisco J. Martinez has more than 30 years of experience as certified public accountant. Until 2013, Mr. Martinez was a partner at PwC in charge of the Energy sector, including audit, legal and tax. He also served as the deputy director for economy at the energy regulator of Spain (CNE) between 1995 and 1998.

The Board of Directors of Atlantica Yield would like to welcome the new directors. The Board would also like to thank Mr. Alarcon, Mr. del Hoyo and Mr. Kausel for their contribution as directors during their three-year tenure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: July 3, 2017